Exhibit 99.4

DEGOLYER AND MACNAUGHTON
500 I SPRING VALLEY ROAD
SUITE 800 EAST
DALLAS, TEXAS 75244
March 28, 2010

Magnum Hunter Resources Corporation
777 Post Oak Blvd., Suite 910
Houston, Texas 77056

Gentlemen:

Pursuant to your request, we have conducted an independent evaluation , as of December 31, 2009, of the extent and value of the net proved crude oil, natural gas liquids (NGL), and natural gas reserves of certain properties owned by Magnum Hunter Resources Corporation (Magnum Hunter). The properties appraised consist of working interests in wells located in Crockett County, Texas. Magnum Hunter has represented that these properties account for 19 percent of Magnum Hunter's net proved reserves as of December 31, 2009.

Estimates of proved reserves for the "SEC Price Case" presented in this report have been prepared in compliance with the regulations promulgated by the United States Securities and Exchange Commission (SEC). These reserves definitions are discussed in detail in the Definition of Reserves section of this report.

Reserves included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2009. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Magnum Hunter after deducting all interests owned by others. Gas quantities estimated herein are expressed as sales gas. Sales gas is defined as that portion of the total gas to be delivered into a gas pipeline for sale after separation, processing, fuel use, and flare. Gas reserves are expressed at a temperature base of 60 degrees Fahrenheit (°F) and at a pressure base of 14.65 pounds per square inch absolute (psia). Condensate reserves estimated herein are those to be recovered by conventional lease separation.

DEGOLYER AND MACNAUGHTON

This report also presents values that were estimated for proved reserves using prices and costs specified by Magnum Hunter, as of December 31, 2009. This report includes values estimated from an SEC Price Case and two additional price sensitivity cases, specified as a "Flat Price Case" and a "Forecast Price Case." A detailed explanation of the future price and cost assumptions is included in the Primary Economic Assumptions section of this report.

Values of proved reserves shown herein are expressed in terms of estimated future gross revenue, future net revenue, and present worth. Future gross revenue is that revenue which will accrue to the appraised interests from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated severance taxes, ad valorem taxes, operating expenses, and capital costs from the future gross revenue. Operating expenses include field operating expenses, transportation expenses, compression charges, and an allocation of overhead that directly relates to production activities. Future income tax expenses were not taken into account in the preparation of these estimates. Present worth is defined as future net revenue discounted at a specified arbitrary discount rate compounded monthly over the expected period of realization.

Estimates of oil, NGL, and natural gas should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this evaluation were obtained from reviews with Magnum Hunter personnel, Magnum Hunter files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Magnum Hunter with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

DEGOLYER AND MACNAUGHTON

Methodology and Procedures

Estimates of reserves were prepared by the use of standard geological and engineering methods generally accepted by the petroleum industry. The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material balance and other engineering methods were used to estimate OOIP or OGIP.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors. An analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate.

Definition of Reserves

Petroleum reserves included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4-10(a) (1)—(32) of Regulation S—X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating

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conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i)The area of the reservoir considered as proved includes: (A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii)In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii)Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

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(iv)Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v)Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves — Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i)Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii)Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

DEGOLYER AND MACNAUGHTON

Undeveloped oil and gas reserves — Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii)Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii)Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4-10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

Primary Economic Assumptions

The following economic assumptions were used for estimating existing and future prices and costs for the SEC Price Case:

Oil Prices

Prices used in this evaluation were based on local differentials to a West Texas Intermediate (WTI) price of $61.04 per barrel. The WTI base price is the average price for WTI crude on the first day of each month during 2009. Local differentials were based on the difference between the actual price received and the WTI price on the first day of each month during 2009. The

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weighted average price over the lives of the properties was $56.04 per barrel.

Natural Gas Prices

Prices used in this evaluation were based on local differentials to a Henry Hub gas price of $3.87 per million British thermal units (MMbtu). The Henry Hub base price is the average price for Henry Hub gas on the first day of each month during 2009. Local differentials were based on the difference between the actual price received and the Henry Hub price on the first day of each month during 2009. The weighted average price over the lives of the properties was $3.409 per thousand cubic feet (Mcf).

NGL Prices

Prices used in this evaluation were based on the average price received on the first day of each month during 2009. The weighted average price, held constant over the lives of the properties, was $27.20 per barrel.

Operating Expenses and Capital Costs

Estimates of operating expenses based on current expenses were used for the lives of the properties with no increases in the future based on inflation. In certain cases, future expenses, either higher or lower than current expenses, may have been used because of anticipated changes in operating conditions. Future capital expenditures were estimated using 2009 values and were not adjusted for inflation.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant's ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2009, estimated oil and gas volumes. The reserves estimated in this report can be produced under current regulatory guidelines.

DEGOLYER AND MAC NAUGHTON

Summary of Oil and Gas Reserves and Revenue

The estimates of net proved reserves attributable to the properties appraised, as of December 31, 2009, under the SEC Price Case are summarized as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

	Gross Reserves			Net Reserves
	Oil and Condensate (Mbbl)	NGL (Mbbl)	Wet Gas (MMcf)	Oil and Condensate (Mbbl)	NGL (Mbbl)	Sales Gas (MMcf)
Proved
Developed Producing	1,667	4,550	40,887	125	340	2,129
Developed Nonproducing	331	290	2,815	25	21	146
Total Developed	1,998	4,840	43,702	150	361	2,275
Undeveloped	5,638	5,687	53,000	422	426	2,767
Total Proved	7,636	10,527	96,702	572	787	5,042

The estimated revenue and expenditures attributable to Magnum Hunter's interests in the proved reserves, as of December 31, 2009, of the properties appraised under SEC Price Case assumptions concerning future prices and costs are summarized as follows:

	Proved
	Developed Producing (M$)	Developed Nonproducing (M$)	Undeveloped (M$)	Total (M$)
Future Gross Revenue	23,495	2,462	44,684	70,641
Production and Ad Valorem Taxes	2,066	201	3,652	5,919
Operating Expenses	5,751	671	11,530	17,952
Capital Costs	121	316	12,863	13,300
Future Net Revenue	15,557	1,274	16,639	33,470
Present Worth at 10 Percent	7,453	402	4,377	12,232

  Note: Future income taxes have not been taken into account in the preparation of these estimates.

In our opinion, the information for the SEC Price Case relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, NGL, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30, and 932-235-50-31(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries - Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and

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Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4-10(a) (1)—(32) of Regulation S—X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S—K of the Securities and Exchange Commission; provided, however, future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein.

Sensitivity Cases Flat Price Case

In addition to the SEC Price Case, a sensitivity case referred to as the Flat Price Case was evaluated. Other than the base prices all other aspects of the Flat Price Case use the same assumptions as the SEC Price Case. The gross and net reserves may vary from those estimated in the SEC Price Case as a function of the pricing differences.

Oil Prices

Prices used in this case were based on local differentials to a West Texas Intermediate (WTI) price on December 31, 2009 of $79.36 per barrel. The weighted average price over the lives of the properties was $74.36 per barrel.

Natural Gas Prices

Prices used in this case were based on local differentials to a Henry Hub gas price on December 31, 2009 of $5.81 per million British thermal units (MMbtu). The weighted average price over the lives of the properties was $5.345 per thousand cubic feet (Mcf).

NGL Prices

Prices used in this case were based on the average price received on December 31, 2009. The weighted average price, held constant over the lives of the properties, was $35.37 per barrel.

DEGOLYER AND MACNAUGHTON

The estimates of net proved reserves attributable to the properties appraised, as of December 31, 2009, under the Flat Price Case are summarized as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

	Gross Reserves			Net Reserves
	Oil and Condensate (Mbbl)	NGL (Mbbl)	Wet Gas (MMcf)	Oil and Condensate (Mbbl)	NGL (Mbbl)	Sales Gas (MMcf)
Proved
Developed Producing	1,728	4,752	42,783	129	355	2,228
Developed Nonproducing	342	308	2,989	26	23	155
Total Developed	2,070	5,060	45,772	155	378	2,383
Undeveloped	5,818	5,986	55,760	436	448	2,911
Total Proved	7,888	11,046	101,532	591	826	5,294

The estimated revenue and expenditures attributable to Magnum Hunter's interests in the proved reserves, as of December 31, 2009, of the properties appraised under Flat Price Case assumptions concerning future prices and costs are summarized as follows:

	Proved
	Developed Producing (M$)	Developed Nonproducing (M$)	Undeveloped (M$)	Total (M$)
Future Gross Revenue	34,080	3,530	63,824	101,434
Production and Ad Valorem Taxes	3,004	291	5,245	8,540
Operating Expenses	6,836	796	13,544	21,176
Capital Costs	121	316	12,863	13,300
Future Net Revenue	24,119	2,127	32,172	58,418
Present Worth at 10 Percent	11,034	665	11,230	22,929

 Notes: Future income taxes have not been taken into account in the preparation of these estimates.

Forecast Case

In addition to the SEC Price Case, a sensitivity case referred to as the Forecast Price Case was evaluated. Other than the base prices all other aspects of the Forecast Price Case use the same assumptions as the SEC Price Case. The gross and net reserves may vary from those estimated in the SEC Price Case as a function of the pricing differences. Prices were provided by Magnum Hunter expressed in dollars per barrel ($bbl) and dollars per million British thermal units ($/MMBtu) as follows:

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Date	Oil Price ($/bbl)	Gas Price ($/MMbtn)	NGL Price ($/bbl)
2010	81.94	5.79	36.51
2011	85.81	6.34	38.24
2012	87.83	6.53	39.14
2013	89.31	6.67	39.80
2014 and thereafter	91.09	6.84	40.59

The weighted average prices over the lives of the properties were $84.57 per barrel oil, $40.02 per barrel NGL, and $6.251 per thousand cubic feet (Mcf).

The estimates of net proved reserves attributable to the properties appraised, as of December 31, 2009, under the Forecast Price Case are summarized as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

	Gross Reserves			Net Reserves
	Oil and Condensate (Mbbl)	NGL (Mbbl)	Wet Gas (MMcf)	Oil and Condensate (Mbbl)	NGL (Mbbl)	Sales Gas (MMcf)
Proved
Developed Producing	1,748	4,827	43,480	131	361	2,265
Developed Nonproducing	346	314	3,056	26	23	158
Total Developed	2,094	5,141	46,536	157	384	2,423
Undeveloped	5,883	6,102	56,830	440	457	2,967
Total Proved	7,977	11,243	103,366	597	841	5,390

DEGOLYER AND MACNAUGHTON

The estimated revenue and expenditures attributable to Magnum Hunter's interests in the proved reserves, as of December 31, 2009, of the properties appraised under Forecast Price Case assumptions concerning future prices and costs are summarized as follows:

	Proved
	Developed Producing (M$)	Developed Nonproducing (M$)	Undeveloped (M$)	Total (M$)
Future Gross Revenue	39,547	4,133	74,173	117,853
Production and Ad Valorem Taxes	3,492	341	6,107	9,940
Operating Expenses	7,334	856	14,506	22,696
Capital Costs	121	316	12,863	13,300
Future Net Revenue	28,600	2,620	40,697	71,917
Present Worth at 10 Percent	12,514	789	14,422	27,725

Notes: Future income taxes have not been taken into account in the preparation of these estimates.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over 70 years. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Magnum Hunter. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Magnum Hunter and should not be used for purposes other than those for which it is intended. DeGolyer and MacNaughton has used all procedures and methods that it considers necessary to prepare this report.

Submitted, /s/ DeGOYER and MacNAUGON DeGOYER and MacNAUGON Texas Registered Engineering Firm F-716

DEGOLYER AND MACNAUGHTON

CERTIFICATE of QUALIFICATION

I, Paul J. Szatkowski, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas 75244 U.S.A., hereby certify:

1.
That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Magnum Hunter dated March 28, 2010, and that I, as Senior Vice President, was responsible for the preparation of this report.

2.
That I attended Texas A&M University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1974; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and the American Association of Petroleum Geologists; and that I have in excess of 35 years of experience in the oil and gas reservoir studies and reserves evaluations.

/s/ Paul J. Szatkowski, P.E. Paul J. Szatkowski, P.E. Senior Vice President DeGolyer and MacNaughton